T3/11

BB 3/14

03013468

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 51849

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED FEB 2 8 2003 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPE LLC

DBA: NEW YORK PRIVATE PLACEMENT NETWORK, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 OLD FIELD POINT ROAD
(No. and Street)

GREENWICH	CONNECTICUT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURENCE ALLEN 203-422-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC
(Name — *if individual, state last, first, middle name*)

143 WESTON ROAD	WESTON	CONNECTICUT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, LAURENCE ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW YORK PRIVATE PLACEMENT NETWORK, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

In preparing the financial statements, we have implemented steps to obtain relevant information from employees of the Company who have responsibilities for various aspects of the Company's business. We have reviewed their written reports and we have discussed with them the types of information that should be included and disclosed in the Financial Statements. We confirm, based on the interviews and the reports of our staff members, to the best of our knowledge and belief, as of December 31, 2002, the following representations made to you during your audit.

OFFICIAL SEAL
Notary Public, Connecticut
LORI MELTON
My Commission Expires Aug. 31, 2003

Signature

Managing Member

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

New York Private Placement Network, LLC, d.b.a. NYPPE LLC
(f.k.a. Offroad Capital Markets, LLC)

Statement of Financial Condition

December 31, 2002

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
New York Private Placement Network, LLC, d.b.a. NYPPE, LLC
(f.k.a. OffRoad Capital Markets, LLC)

We have audited the accompanying statement of financial condition of New York Private Placement Network, LLC, d.b.a. NYPPE, LLC (f.k.a. OffRoad Capital Markets, LLC) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, present fairly, in all material respects, the financial position of York Private Placement Network, LLC, d.b.a. NYPPE, LLC (f.k.a. OffRoad Capital Markets, LLC) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 20, 2002

New York Private Placement Network, LLC, d.b.a. NYPPE LLC
(f.k.a. Offroad Capital Markets LLC)

Statement of Financial Condition

December 31, 2002

ASSETS

Cash and cash equivalents	$	166,224
Receivable from clearing broker		180,044
Receivable from affiliates		405,664
Furniture and leasehold improvements at cost, net of accumulated depreciation of $4,121		3,380
Other Assets		255,853
TOTAL ASSETS	$	1,011,165

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	108,635
MEMBER'S EQUITY		902,530
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,011,165

The accompanying notes are an integral part of this statement.

New York Private Placement Network, LLC, d.b.a. NYPPE, LLC
(f.k.a. OffRoad Capital Markets, LLC)

Notes to Statement of Financial Condition

Year ended December 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

New York Private Placement Network, LLC, d.b.a. NYPPE, LLC (f.k.a. OffRoad Capital Markets, LLC) (the "Company") was organized in Connecticut on June 1, 1998 and is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker/dealer as of December 1999. The Company has also done business under the name Allen Capital Markets, LLC. The Company is a wholly-owned subsidiary of NYPPE Holdings, LLC.

The Company was organized primarily to originate, place and act as an agent for private equity and bond securities; and provide advisory services in connection with mergers, consolidations, acquisitions or other similar transactions.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counterparty risk.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on accelerated methods over the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

The company has a wholly-owned subsidiary, Putnam Communications, LLC, ("Putnam"), which is inactive as of December 31, 2002. Putnam's only asset of $532 is included in the financial statements under other assets.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

4. LOANS TO EMPLOYEES

Included in other assets are loans and advances to employees. No interest has been charged on these loans.

5. STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plan in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes the expense related to stock-based compensation plans based on the excess, if any, of the market value of the stock at the date of award granted over the exercise price of the award.

Some employees have been issued company stock that has been subsequently sold to outside investors.

6. RELATED PARTY TRANSACTIONS

Included in other assets are investments in partnerships that are managed by a related entity. These investments are stated at the cost of $109,246.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $183,153, which exceeded the minimum requirement of $50,000 by $133,153. The Company's ratio of aggregate indebtedness to net capital was .59 to 1.

9. WARRANT FEES AND INVESTMENTS

In its normal course of business, the Company received common stock warrants as fees for financial services. The Company expects to continue to receive warrants, representing the right to purchase equity, in companies for which financial services are provided as recurring fee based revenue. Warrants are then awarded to employees in accordance with a vesting schedule as determined by management. At December 31, 2002, management did not determine the market value of the warrants received from its financial services. Consequently, the financial statements are presented without any value or income relating to the warrants being held. It is the intention of management to bundle these warrants into a private placement memorandum and offer membership interests to accredited investors. A valuation of the warrants will be made in accordance with the private placement memorandum.

New York Private Placement Network, LLC, d.b.a. NYPPE LLC
(f.k.a. Offroad Capital Markets, LLC)

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Year ended December 31, 2002

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
New York Private Placement Network, LLC, d.b.a. NYPPE, LLC
(f.k.a. OffRoad Capital Markets, LLC)

In planning and performing our audit of the financial statements of New York Private Placement Network, LLC, d.b.a. NYPPE, LLC (f.k.a. OffRoad Capital Markets, LLC) (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structures.

Also, as required by rule 17a-5 (g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g),(i) in making the periodic computations of net capital under rule 17a-3(a)(11); and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company, (i) in making the periodic computations of the reserve required by rule 15c3-3(e); (ii) in complying with the requirements of prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of New York Private Placement Network, LLC, d.b.a. NYPPE, LLC (f.k.a. OffRoad Capital Markets, LLC) to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be place on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
February 20, 2003